SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-14958

National Grid USA Companies’

Incentive Thrift Plan II

National Grid USA

40 Sylvan Rd

Waltham, MA 02451-1120

National Grid plc

1-3 Strand

London WC2N 5EH

England

REQUIRED INFORMATION

The financial statements required by Form 11-K are filed as exhibits and incorporated herein by reference.

EXHIBITS

99.1	Financial statements of National Grid USA Companies’ Incentive Thrift Plan II

99.2	Consent of CliftonLarsonAllen LLP, independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the National Grid USA Service Company, Inc. Investment Committee and Benefits Committee (the Plan Administrator for the National Grid USA Companies’ Incentive Thrift Plan II) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL GRID USA COMPANIES’

INCENTIVE THRIFT PLAN II

Date: June 29, 2017	By	/s/ Charles DeRosa
Charles DeRosa
Member, National Grid USA Service Company, Inc. Investment Committee

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